UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Nexeo Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92939D104

(CUSIP Number)

Adam Fliss

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92939D104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92939D104	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92939D104	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92939D104	SCHEDULE 13D	Page 5 of 8 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 20, 2016, as amended and supplemented by Amendment No. 1 filed on September 18, 2018 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.0001, of the Issuer (the “Common Stock”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second and third paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings II, L.P., a Delaware limited partnership, which is the sole member of TPG VI AIV SLP SD Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG VI AIV SLP SD, L.P., a Delaware limited partnership, which is the managing member of Nexeo Holdco, LLC, a Delaware limited liability company (“Nexeo Holdco”), which directly held shares of Common Stock. TPG Advisors VI is the general partner of each of (i) TPG VI Neon I, L.P., a Delaware limited partnership (“TPG Neon I”), which directly held shares of Common Stock, (ii) TPG VI Neon II, L.P., a Delaware limited partnership (“TPG Neon II”), which directly held shares of Common Stock, (iii) TPG VI FOF Neon, L.P., a Delaware limited partnership (“TPG FOF Neon” and, together with Nexeo Holdco, TPG Neon I and TPG Neon II, the “TPG Funds”), which directly held shares of Common Stock.

Messrs. Bonderman and Coulter are sole shareholders of each of Group Advisors and TPG Advisors VI. Because of the relationship of Messrs. Bonderman and Coulter to each of Group Advisors and TPG Advisors VI, each of Messrs. Bonderman and Coulter may have been deemed to have beneficially owned the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest therein.”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by including the following before the penultimate paragraph:

“On February 28, 2019, the Mergers closed. Pursuant to the Univar Merger Agreement, the TPG Funds were entitled to receive, in exchange for each share of Common Stock owned by them immediately prior to the Mergers, $3.02 in cash and 0.305 of a share of common stock of the Parent; in addition, the right of the TPG Funds to receive deferred payments in cash in lieu of receiving the Excess Shares was accelerated. Therefore, pursuant to the Univar Merger Agreement, the TPG Funds received, as merger consideration, an aggregate of $94,041,341.34 in cash and 9,497,550 shares of common stock of the Parent (plus cash in lieu of fractional shares), as well as an aggregate of $52,459,643.46 of deferred payments in lieu of receiving the Excess Shares. As a result of the closing of the Mergers, the Reporting Persons no longer beneficially own any shares of Common Stock.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) As a result of the closing of the Mergers, the Reporting Persons no longer beneficially own any shares of Common Stock.”

This Amendment amends and restates the sixth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(e) As a result of the closing of the Mergers, on February 28, 2019 the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.”

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2019

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Page 7 of 8 Pages

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Agreement and Plan of Merger, dated March 21, 2016, by and among WL Ross Holding Corp., Neon Acquisition Company LLC, Neon Holding Company LLC, TPG Accolade Delaware, LP, Nexeo Solutions Holdings, LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 22, 2016).
  Amendment No. 1 to the Agreement and Plan of Merger, dated June 6, 2016, by and among the WL Ross Holding Corp., Neon Acquisition Company, LLC, Neon Holding Company LLC, Nexeo Solutions Holdings, LLC, TPG Accolade Delaware, L.P. and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 7, 2016).
  Shareholders’ and Registration Rights Agreement, dated as of March 21, 2016, by and among TPG Capital LLC, WL Ross Sponsor LLC and WL Ross Holding Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 22, 2016).
  Amendment No. 1 to Shareholders’ and Registration Rights Agreement, dated June 6, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 7, 2016).
  Tax Receivable Agreement, dated June 9, 2016, by and between WL Ross Holding Corp. and the Selling Equityholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 9, 2016).
  Agreement and Plan of Merger, dated September 17, 2018, by and among the Nexeo Solutions, Inc., Univar Inc., Pilates Merger Sub I Corp. and Pilates Merger Sub II LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on September 18, 2018).
  Sponsor Support Agreement, dated as of September 17, 2018, by and among Nexeo Holdco, LLC, TPG VI Neon I, L.P., TPG VI Neon II, L.P., TPG VI FOF Neon, L.P. and Univar Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Commission on September 18, 2018).
  Tax Receivable Termination and Settlement Agreement, dated as of September 17, 2018, by and among Nexeo Holdco, LLC, TPG VI Neon I, L.P., TPG VI Neon II, L.P., TPG VI FOF Neon, L.P. and Nexeo Solutions, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on September 18, 2018).

Page 8 of 8 Pages